UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 __________________________ FORM 12b-25	SEC FILE NUMBER 000-17781

CUSIP NUMBER 871503 10 8

__________________________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 28, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Symantec Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

350 Ellis Street, Mountain View, CA
Address of Principal Executive Office (Street and Number)

Mountain View, CA 94043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Symantec Corporation (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2018 (the “Q2 Form 10-Q”) because it requires additional time to prepare its financial statements included in the Q2 Form 10-Q.

On May 31, 2018, the Company filed with the Securities and Exchange Commission (the “SEC”) a Form 12b-25, Notification of Late Filing, with regard to its Annual Report on Form 10-K for the fiscal year ended March 30, 2018 (the “2018 Form 10-K”) because the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) had commenced an internal investigation in connection with concerns raised by a former employee and, as a result, the Company had not finalized and completed the audit of its financial statements. On August 9, 2018, the Company filed with the SEC a Form 12b-25, Notification of Late Filing, with regard to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2018 (the “Q1 Form 10-Q”) because the internal investigation was still ongoing at that time.

The finalization of the Company’s financial statements to be included in the Q2 Form 10-Q was similarly delayed as a result of the internal investigation. Therefore, the Company is not in a position to timely file its Q2 Form 10-Q.

On September 24, 2018, the Company announced the conclusion of the internal investigation and, on October 26, 2018, the Company filed the 2018 Form 10-K. The Company expects to file the Q1 Form 10-Q and the Q2 Form 10-Q by the end of November 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott C. Taylor	650	527-8000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

Annual Report on Form 10-K for the fiscal year ended March 30, 2018
Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2018

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SYMANTEC CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 7, 2018	By:	/s/ Scott C. Taylor
	Name:	Scott C. Taylor
	Title	Executive Vice President, General Counsel and Secretary